EXHIBIT 99.1

March 5, 2013

Mr. Glenn Sliva
Milagro Oil & Gas, Inc.
1301 McKinney St., Suite 500
Houston, Texas 77010
Re: Engineering Evaluation Estimate of Reserves & Revenues SEC Pricing Scenario – 1P “As of” December 31, 2012

Dear Mr. Sliva:

At your request, W.D. Von Gonten & Co. has estimated future reserves and projected net revenues attributable to certain oil and gas interests currently owned by Milagro Oil & Gas, Inc. (Milagro).  In all, the properties represented herein are located in Alabama, Louisiana, Mississippi, Texas and Offshore in the Gulf of Mexico. This report was prepared with constant prices and costs as per SEC guidelines.  A summary of the discounted future net revenue attributable to Milagro’s Proven oil and gas reserves, “As of” December 31, 2012, is as follows:

Report Preparation

Purpose of Report – The purpose of this report is to provide Milagro with an estimation of the future reserves and revenues attributable to certain Proven, Probable, and Possible oil and gas interests presently owned.
Reporting Requirements – Securities and Exchange Commission (SEC) Regulation S-K, Item 102 and Regulation S-X, Rule 4-10, and Financial Accounting Standards Board (FASB) Statement No. 69 requires oil and gas reserve information to be reported by publicly held companies as supplemental financial information. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unescalated prices and costs.

The Securities and Exchange Commission Regulation S-X definitions of proved reserves are as follows:

Proved Reserves; Securities and Exchange Commission Regulation S-X §210.4-10(a)(22)

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

     Developed Reserves-Securities and Exchange Commission Regulation S-X §210.4-10(a)(6)

Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

    Undeveloped Reserves-Securities and Exchange Commission Regulation S-X §210.4-10(a)(31)

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. (i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. (ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time. (iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

The estimated Proven reserves herein have been prepared in conformance with all SEC definitions and requirements in the above referenced publications.

Projections – The attached reserve and revenue projections are on a calendar year basis with the first time period reflecting January 1 through December 31, 2013.

Property Discussion

The properties reviewed for the purposes of this report are located in Alabama, Louisiana, Mississippi, Texas and Offshore in the Gulf of Mexico.  Other than properties in the Chinquapin Landing, Kings Dome and Monson Fields, the majority of the interests, operations and properties represented herein were acquired from Petrohawk Energy Corporation in August 2007, Venoco, Inc. in mid 2010, and RAM Energy Resources, Inc. in late 2010. Both the acquired Petrohawk and Venoco assets are primarily located along the Gulf Coast. The assets acquired from RAM are located primarily in the Fort Worth basin, with properties in the Newark East and Boonsville fields.  Recent acquisitions of additional ownership in properties already held by Milagro are represented herein.

Milagro Oil & Gas, Inc. – 12/12 SEC 1P Reserve Report, March 5, 2013, Page

Reserves Discussion

Reserves estimates represented herein were generally determined through the implementation of various methods including but not limited to performance decline, volumetric calculation, material balance calculation/projection, type curve analysis, and analogy.  Based on the amount of available data and/or the type of specific reservoir in question, one or more of the above methods was utilized as deemed appropriate by us.

Specifically, reserves associated with the Producing category were primarily based on performance decline where applicable.  For completions associated with newer wells with no established trend, or with cases that we felt performance was inappropriate, some combination of the methods mentioned above was utilized.  Reserves estimates associated with the Shut-In, Nonproducing and Undeveloped categories were primarily based on a combination of type curve analysis, volumetric analysis, material balance calculation/projection, and analogy.

Product sales data provided by Milagro was utilized to determine the proper levels of gas stream loss, also known as shrinkage, and yield of natural gas liquids, referred to as NGLs, on a field by field basis.  While shrinkage of the gas stream is typically associated with processing the stream for NGLs, a few Milagro fields were projected to incur shrinkage related to the production of non-commercial gases such as Carbon Dioxide or Hydrogen Sulfide.  In such cases, the percentage of wellhead production attributable to such gases was relatively minor.

It should be noted that properties in the Nonproducing and Undeveloped categories that were not economic at the SEC pricing scenario were not utilized for the purposes of this report.  The assumption is that Milagro would not drill and/or complete such properties given the effective pricing scenario and expected economic outcome.

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates.

Product Prices Discussion

At the request of Milagro, all revenue estimates represented herein were based on SEC prices in effect on December 31, 2012. Specifically, prices of $94.71 per barrel of oil and $2.76 per MMBtu of natural gas were utilized.

Pricing differentials were applied on an individual property basis to reflect the actual prices received at the wellhead.  Differentials typically account for transportation costs, geographical differentials, marketing bonuses or deductions, and any other factors that may affect the price actually received at the wellhead.  The differentials utilized herein were determined from lease operating data provided by Milagro representing the time period of July 2011 through June 2012.

Quality adjustments were also determined on a field basis from data provided by Milagro for the purposes of this report.  Such adjustments were applied on an individual well basis.

Operating Expenses and Capital Costs Discussion

Projected monthly operating expenses associated with the properties represented herein were originally determined from lease operating data provided by representing the time period of July 2011 through June 2012.

At the request of Milagro, fixed field expenses for larger fields were scheduled through independent cases within the Proved category at a field level basis.  The allocation of fixed to variable expenses was provided by Milagro.  The provided ratio was 24.6% fixed to 75.4% variable.  The variable expenses were modeled as well level expenses that were further subdivided into fixed or rated dependent (variable) expenses.  Only where applicable, gathering and transportation related expenses were modeled as well level variable expenses.  All other were modeled as well level fixed expenses.

Milagro Oil & Gas, Inc. – 12/12 SEC 1P Reserve Report, March 5, 2013, Page

W.D. Von Gonten & Co. was not provided the opportunity to verify the ratio of fixed to variable field level expenses and thus makes no warranty as to the accuracy of the Milagro provided estimate.

All capital costs associated with re-completions and/or drilling activities were provided by Milagro.  W.D. Von Gonten & Co. only reviewed such estimates for reasonableness.

All utilized operating expenses and capital costs were held constant throughout the life of the properties.

Other Considerations

Abandonment Costs – Abandonment liabilities associated with certain properties were provided by Milagro and included in our estimates.  At the further request of the company, the costs necessary for abandonment of certain other properties were assumed to equal the salvage value of the surface and subsurface equipment.  While this assumption was widely used within the oil and gas industry in the past, recent policy shifts and regulatory rulings have increased levels of scrutiny of this assumption.  Additional work by Milagro and/or an independent third party would need to be conducted in order to completely document all abandonment liabilities associated with the Milagro properties.  In either scenario, all information was provided by Milagro.  W.D. Von Gonten & Co. expresses no warranties regarding the accuracy or validity of either scenario utilized for the generation of this report.

Data Sources – Monthly historical performance data was either provided by Milagro or extracted from IHS Energy for all properties represented in this report.  Milagro provided all other information including but not limited to daily production, ownership, drilling locations, capital cost estimates, drilling schedules, lease maps, geological interpretations, well logs and test information.  While every attempt was made by W.D. Von Gonten & Co. to check such data for reasonableness, no warranties are expressed as to the accuracy or completeness of such data.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses, and are not related to the reserve and revenue estimates produced in this report.

Thank you for the opportunity to assist Milagro Oil & Gas, Inc. with this project.

W. D. Von Gonten & Co. Petroleum Engineering TX Lic # F - 1855	Respectfully submitted,

William D. Von Gonten, Jr. P. E.

TX# 73244 Phillip R. Hunter, P.E. TX# 96590

Milagro Oil & Gas, Inc. – 12/12 SEC 1P Reserve Report, March 5, 2013, Page